Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

The following is the transcript of a webcast hosted by AT&T and DIRECTV to discuss the transaction:

CORPORATE PARTICIPANTS

Susan Johnson AT&T Inc. - IR

Randall Stephenson AT&T Inc. - Chairman & CEO

Michael White DIRECTV, LLC - Chairman, President & CEO

John Stephens AT&T Inc. - Senior EVP & CFO

Wayne Watts AT&T Inc. - Senior EVP & General Counsel

CONFERENCE CALL PARTICIPANTS

John Hodulik UBS - Analyst

Jennifer Fritzsche Wells Fargo Securities - Analyst

Joseph Mastrogiovanni Credit Suisse - Analyst

Frank Louthan Raymond James - Analyst

Simon Flannery Morgan Stanley - Analyst

Ben Swinburne Morgan Stanley - Analyst

Kevin Smithen Macqurie Research - Analyst

Amir Rozwadowski Barclays Capital - Analyst

Jonathan Chaplin New Street Research - Analyst

James Ratcliffe Buckingham Research Group - Analyst

Michael Bowen Pacific Crest Securities - Analyst

Jason Bazinet Citi - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the AT&T/DIRECTV conference call. (Operator Instructions). As a reminder, today’s conference is being recorded. I would now like to turn the conference over to our host, Susan Johnson. Please go ahead.

Susan Johnson - AT&T Inc. - IR

Thank you, Shannon. Good morning, everyone and welcome. It is great to have you with us today. I am Susan Johnson, Head of Investor Relations for AT&T. As you know, yesterday, we announced an agreement for AT&T to acquire DIRECTV and the purpose of today’s call is to provide additional background and perspective. With me on the call today are Randall Stephenson, AT&T’s Chairman and CEO; Michael White, Chairman and CEO of DIRECTV; and John Stephens, AT&T’s Chief Financial Officer. Also on the call is Wayne Watts, AT&T’s Chief Counsel, who will take part in the Q&A portion of this call.

I need to call your attention to our Safe Harbor statement before we begin, which says that some of our comments today may be forward-looking. As such, they are subject to risks and uncertainties and additional information is available in our and DIRECTV’s SEC filings and on the Investor Relations page of AT&T and DIRECTV’s websites. I also wish to direct your attention to the information regarding SEC filings, which is on slide 4. Now I’d like to turn the call over to AT&T’s Chairman and CEO, Randall Stephenson. Randall?

Randall Stephenson - AT&T Inc. - Chairman & CEO

Thanks, Susan and good morning, everybody. I think everybody has probably seen the release and we have a transaction summary on slide 5, so I don’t intend to go through the terms in detail, but I would reiterate that this is a stock and cash transaction and it values DIRECTV equity at about $49 billion. On 2014 EBITDA, that is a 7.7 times multiple and it is 6.5 times if you include the cost synergies. As you would expect, the cost efficiencies we have modeled are straightforward. We believe they are very conservative. By year three, we anticipate exceeding a run rate of over $1.6 billion. And then we expect adjusted EPS and free cash flow per share to be accretive in the first 12 months.

The logic for the transaction is this gives us the opportunity to create something that we believe is very unique. With this combination, we are going to have a best-in-class nationwide wireless network, a premier nationwide video service with terrific content relationships and when we are done, we will have a broadband buildout to 70 million customer locations.

Plus, we will have a broad Latin American pay-TV business with a lot of upside and if you put it all together, it is just a great set of assets. And I think you are going to have something very special when this is consummated. It obviously gives us great opportunities to bundle and to use our nationwide sales channel. That includes thousands of AT&T stores and authorized dealers and agents. DIRECTV also has thousands of agents. We’ve believed for a long time that video across all the screens is going to be table stakes. We think it is what customers expect and the bottom line with this transaction, we are adding the premier video provider in the industry by far.

DIRECTV is a very impressive company. They have, we believe, the highest quality subscriber base in the industry. They have a best-in-class, a very capital-efficient distribution platform. They deliver the best video service there is, has exclusive content, more HD channels than anybody and a really clear and elegant path to ultra HD. Plus, their Latin American operations come with a lot of upside potential. Their penetration rates in Latin America are lower. Programming costs are lower, prepaid is a developing market and Brazil, in particular, represents we believe a very large opportunity.

So this combination of assets obviously will change our revenue mix. We think it will help us accelerate growth. But even more important, it gives us the opportunity to lead the way and to redefine the video entertainment business for mobile in a high-speed world. That includes delivering content to consumers across multiple screens, mobile devices, TVs, laptops, the backseat displays of connected cars and even airplanes. And you can add to that the ability to develop new video options, including over-the-top services. DIRECTV has terrific talent. We have been very impressed with their skills in content and marketing, platform development and that is going to play a big role in all of these areas.

Traditional pay-TV is a very good durable business in and of itself and financially, this is a good transaction modeled on that basis alone. So what is really powerful is when you consider the ability to accelerate innovation and growth and I will say it again. This is a very unique opportunity.

Let me add this transaction will create a very different competitor. So it is going to be very, very good for consumers. We have made some additional commitments to make sure consumers are well served and these commitments are outlined on slide 7, but a real quick summary is that the merger synergies will allow us to deploy IP broadband to some 15 million additional households and this will be mostly in rural areas. This is on top of the initiative we have already announced like our Project VIP. We will offer a three-year price guarantee on standalone broadband service where we offer high-speed IP broadband today. DIRECTV’s TV service will continue to be available on a standalone basis nationwide at prices that are the same for all customers no matter where they live for at least the next three years. And we are reaffirming our net neutrality commitments and our plan is to participate meaningfully in the FCC’s planned spectrum auctions later this year and in 2015.

And then one more point I want to underscore and that is we are acquiring a very good, well-run company. DIRECTV has assembled a very impressive executive team. Their operations are in great shape, their cash flow is consistent and it is strong and they have a very deep talent in areas that are going to be very important for our future. And so with that, what I want to do now is turn it over to the gentleman responsible for all of this and that is Mike White, DIRECTV’s Chairman and CEO. Mike?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Thanks, Randall. Good morning, everyone. Let me just echo Randall’s enthusiasm about this exciting strategic and value-enhancing combination of our two companies. If you move to slide 8, we have often talked with our shareholders about always being on the lookout for opportunities that might enhance the value of our business. And I am confident this combination is exactly that kind of unique opportunity.

While we have had a strong commercial partnership with AT&T for many years and have gotten to know each other well through that, this combination takes us to a completely different level, enabling the combined company to generate substantial benefits for our shareholders, our customers and our collective employees. For our shareholders, we think we have created significant value both in the financial terms of the transaction, but also for our shareholders to participate in what I am confident is going to be a much stronger growth and profitability story going forward.

As for the financial terms, as you’ve noted, we have negotiated a 30% premium from our trading value as of late March before a lot of the rumors about possible transactions came to light, a multiple of 7.7 times DIRECTV’s consolidated 2014 adjusted EBITDA, which is near the high end of the range of recent pay-TV transactions. And importantly, in terms of future value, I really believe there are significant cost savings and importantly growth opportunities for our combined businesses that, as Randall pointed out, neither one of us could have gotten to individually or in our commercial partnership.

As shareholders and analysts often remind me, the one missing element to DIRECTV’s premium business over the last 4.5 years that we have been talking about it is owning our own two-way broadband pipe into the home and being able to offer a bundle offer to customers with a single bill. This merger gives us exactly that opportunity, but I might add a whole lot more. Not only will we be able to market DIRECTV service into AT&T’s 70 million customer locations, but also across their premier nationwide 4G LTE wireless network and their nearly 100 million subscribers. And of course, it also allows us to more effectively bundle our premier service with a more robust and wide-ranging broadband offering to combat the current dominance of cable in the bundled space.

And finally, there are some equally exciting opportunities I think in Latin America from this transaction. After all, there is no question AT&T has unmatched expertise and technology in operating a wireless broadband network, a service we recently began rolling out, as you know, in several Latin American countries.

Moving to slide 9, of course just as important as the shareholder benefits are the benefits for our customers. After all, a superior customer experience is one of the hallmark traits of the DIRECTV service and I might add the AT&T service and has been a big driver of value in our business over the years. So in addition to continuing to deliver on the high bar we have set for ourselves, I think this combination takes us to a whole other level from a customer experience perspective. This combination leverages our excellent content relationships, our experience and scale with AT&T’s premier network’s broad coverage, which we expect will redefine how customers experience video entertainment.

Customers will also see more competitive pricing as we roll out the market’s most extensive bundle of top-quality video, broadband and mobile services. It also enables our combined companies to bring new innovations to market, including a wide array of satellite, mobile and broadband services. Think mobile video and over-the-top for instance, which could potentially be big win-wins not only for us and our customers, but also for our programming partners. And of course, our valued employees will become a part of a great company with tremendous growth potential and I think even greater career opportunities.

AT&T recognizes the importance of a talented, dedicated workforce, as well as any company, I have to say, and that fact is demonstrated in both their track record of successful business integrations, as well as in our specific case the commitment to keeping our headquarters in El Segundo, California.

Look, in my mind, AT&T and DIRECTV are a natural complementary strategic fit. First, AT&T’s strength is in its broadly distributed premier two-way wireline and wireless networks and ours is in our asset light large-scale video delivery platform. Second, both of our companies have compatible corporate cultures and are very focused on providing a premium customer service experience. And finally, both of our firms have the best-in-class brands and marketing capabilities in the world. This combination is the result of careful consideration and resounding confidence in the bright future ahead for all of our stakeholders. Together, I am confident we will drive innovation and enhance the value of our service offerings by maximizing our combined resources.

Let me just thank our DIRECTV employees for their continued hard work, focus, dedication and executional excellence. We have an exciting future ahead of us. With that, let me turn it over to John Stephens. John?

John Stephens - AT&T Inc. - Senior EVP & CFO

Thank you, Mike. And first, let me start by saying welcome; it’s great to be here with you today. Let me recap the financial expectations of this transaction. First of all, the transaction value, the equity from DIRECTV shareholders at about $49 billion with approximately $19 billion of additional net debt from DIRECTV. That brings the total transaction value to $67 billion. About 70% of the $49 billion equity value of DIRECTV stock will come from AT&T stock or about $34 billion of AT&T stock. The remainder, about $14 billion, will come in cash. We expect about half, or about $7 billion, of the cash consideration for this transaction to be funded by the sale of AT&T’s noncore assets. This includes the recently announced sale of our shares — our intention to sell our shares in America Movil and our previously announced transaction with Frontier on our southern New England properties.

Incremental net debt to AT&T is expected to be about $26 billion. That includes the remaining cash consideration for this transaction and assumed DIRECTV debt. As mentioned earlier, we expect EPS to be accretive within 12 months and free cash flow per share to be accretive within that same time period. Importantly, this transaction doesn’t alter our plans or our ability to meaningfully participate in upcoming spectrum auctions later this year and in 2015. We also expect to maintain the strongest balance sheet in the telecom industry following the transaction’s close. We expect this transaction to have minimal impact on 2014 guidance; however, the planned sale of our shares of America Movil changes our accounting treatment away from equity accounting. We expect this change to have about a $0.05 per share impact on 2014 EPS. This is expected to bring EPS in at the low end of our previous mid-single digit guidance growth.

In summation, this transaction will make us even stronger financially while providing exciting new growth opportunities for our business. We have the financial strength to continue to invest in our future through Project VIP and participate in spectrum auctions while at the same time provide substantial returns to our shareholders. With that, I will now turn it back to Randall to recap the transaction. Randall?

Randall Stephenson - AT&T Inc. - Chairman & CEO

Thanks, John. Before we go to Q&A, I want to real briefly sum up what we have been saying this morning. First, we are adding the best video provider in the industry that has a terrific set of assets and a nationwide footprint. We are going to combine their capabilities with our nationwide best-in-class wireless network and our high-speed broadband footprint is going to grow to 70 million customer locations. The combination gives us great opportunities to bundle using broad sales capabilities and distribution channels and video is a key growth driver for this entire industry. And this gives us the opportunity to redefine the future of video for a mobile high-speed world as we develop multiscreen opportunities and build video into all sorts of services.

And you just have to be impressed by the opportunities that we are going to have in Latin America. Obviously, we are excited about where this is going to take our business. I think it is hard to find an exact parallel to this transaction anywhere in the world and I have every confidence that we have what it takes to execute to drive growth and create a lot of value for both DIRECTV and AT&T shareholders and so Susan, with that, why don’t we move to Q&A?

Susan Johnson - AT&T Inc. - IR

Thank you, Randall. Shannon, if you would provide instructions, we are ready to open up the queue for a question-and-answer session.

QUESTION AND ANSWER

Operator

(Operator Instructions). John Hodulik, UBS.

John Hodulik - UBS - Analyst

Okay, thanks, good morning. Randall, when can we start to see the emergence of some of these bundled products you are talking about? You guys have been talking about mobilizing video for a while now and have been working on building out this multicast network. Where are we with that and given the amount of spectrum you have, how many channels and what should that be able to support and what kind of offerings can we expect? Thanks.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Yes, hi, John. We, I guess, first began describing where we were going in terms of architecting and engineering our networks, both our mobile networks, as well as the broadband networks and basically changing the architecture to be designed around delivering video. And we strongly believe — we are convicted that over the next six years — just like the last six, were about delivering large amounts of data over these networks, the next six years is going to be about delivering video over these networks. That was frankly the rationale from our mind in terms of the key rationale for trying to do something with DIRECTV.

So we are well down the path. You saw the spectrum acquisitions that we made over the last couple of years and those acquisitions are going to be very useful in terms of delivering this video capability. You are probably — before you see it at scale, John, we are probably 12 to 18 months away from seeing what I would consider really robust video offerings. That will dovetail very nicely with the planned timing of this transaction and having the ability to begin to leverage some of the content that DIRECTV has onto these. But in terms of delivering what I would call a standardized package of streamed video, we are probably 12 to 18 months away.

Now in terms of delivering what — I used the term bundles — delivering truly bundled service offerings with a DIRECTV video product, our broadband and mobility. You will see that out of the gate when we close this transaction. You know how we do these merger integrations and planning. We will do as much as we can conceivably do in terms of getting the playbook set and come out of the gate really, really hard with the close of this transaction with bundled offerings very, very fast. There is a significant amount of value beyond what we have articulated to you in the $1.6 billion cost synergies. There is a lot of value to be garnered from exactly this, bundling our products and services together. And DISH’s customer base has a low share of AT&T subscribers in it. I think one thing we have to demonstrate a competency at, that is penetrating customer bases that we own with our products and services.

I used the example of when we bought AT&T a few years ago, we had very low mobility share in that massive customer base of theirs, the B2B customer base. If you look at it today, the lion’s share of our mobility growth is being driven by penetrating mobility into those customer bases. You should expect to see a very similar phenomenon here with DIRECTV. So we are pretty excited about that.

John Hodulik - UBS - Analyst

Great, thanks, Randall.

Randall Stephenson - AT&T Inc. - Chairman & CEO

You bet.

Operator

Jennifer Fritzsche, Wells Fargo.

Jennifer Fritzsche - Wells Fargo Securities - Analyst

Thank you for the question. I wanted to ask a little bit about the spectrum auctions. You have recommitted or reiterated your goal to spend at least $9 billion in the incentive auctions. Can you talk about AWS-3 and does that change at all given today’s announcement?

Randall Stephenson - AT&T Inc. - Chairman & CEO

Hi, Jennifer, this is Randall. No, this does not change our view of the AWS-3 auction. We think both of these auctions coming up, both the AWS-3 later this year, as well as the broadcast auction next year, are going to be very, very important for the industry and we have structured this transaction in a way that ensures we will have plenty of capacity to be very active in both of those auctions. So we intend to participate and continue to enhance our spectrum footprint because all of the things we just talked about in our opening comments and what I just talked about to John Hodulik are going to require significant blocks of spectrum and contiguous spectrum. So any opportunities we have to acquire contiguous blocks of spectrum we will be active and so you should expect us to be such in both auctions.

Jennifer Fritzsche - Wells Fargo Securities - Analyst

Thank you.

Operator

Joseph Mastrogiovanni, Credit Suisse.

Joseph Mastrogiovanni - Credit Suisse - Analyst

Hi, thanks for taking the question. Randall, this transaction gives you a presence in Latin America and you will obviously sell the America Movil shares. Can you give us a sense for your appetite to expand your presence in Latin America and maybe the wireless opportunity there?

Randall Stephenson - AT&T Inc. - Chairman & CEO

Yes, I am going to speak to them and ask Mike to provide more color because he is very, very close to Latin America, but the more we dug into DIRECTV and dug into the Latin American operation, the more enthusiastic we got. I tend to be very bullish on Latin America. I’ve had a lot of experience in Latin America. Our America Movil investment has been a terrific investment for us and when you look at the pay-TV market, we see a market that is underpenetrated, that still has a lot of potential, particularly in Brazil and so we see a lot of upside potential and just further penetration of the pay-TV market. But DIRECTV, Mike and his team have also quietly accumulated a nice footprint of spectrum, wireless spectrum, in those markets and they are very early on in deploying what we call fixed wireless local loop technology. So think wireless broadband to bundle with their TV product and we are doing a lot in that area here in the United States ourselves at this time. In fact, a significant amount of the rural broadband deployment will be this technology. We are getting very excited about the performance and the speeds and the cost points for deploying this technology.

So you put all that together and we think this is going to be a very nice platform for us to grow for a number of years. Mike, would you add —?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Yes, I would just add to it, Joe. A lot of what we talked about in the US with the 15 million household buildout in rural areas is a technology that we think we can benefit from in Latin America exactly and so I think, first and foremost, the combination of AT&T’s expertise in technology is going to accelerate our plans. We have got nationwide spectrum that we will be building out in Colombia later this year. We have got spectrum in Argentina and Brazil. We continue to look for more spectrum across the board and I think to your point, longer term, I have no doubt that to have AT&T and their expertise, we will be able to look at M&A opportunities differently, things that we probably would’ve shied away from because it is not our core competence when you look at wireless opportunities and there’s a lot of change going on all across Latin America in our space. And I have no doubt there will be other opportunities that we would want to consider down the road.

Joseph Mastrogiovanni - Credit Suisse - Analyst

Okay, great. Thanks, guys.

Operator

Frank Louthan, Raymond James.

Frank Louthan - Raymond James - Analyst

Great, thank you. A question for Mike and one for John. Mike, how attractive is the retail network that AT&T has? What’s the opportunity you think that gives you relative to what you had before? And then looking at the price freeze, how should we think about that as it’s going to impact the margins after the deal is closed with continued price hikes probably from the content guys over that time period?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Thanks, Frank. Let me take both those. First of all, we have a terrific dealer network that we expect to continue to have as we go forward, but I have — [fall guy artists] have been trying to sell in Randall’s stores for a long time and particularly in parts of the country that we don’t well serve, we think it is a terrific growth opportunity for us to sell video through those stores. It is rare you get that kind of a distribution presence that you can add to your network. So we are very excited about that.

Frank, on the price lock, just to be clear on it, what we have committed to is to offer a standalone as opposed to just putting everything in a bundle. So we will still offer customers a standalone product and what we are committing to is to ensure the same package prices in those geographies that are U-verse geographies today that you can get in the rest of the country. But, frankly, we run nationwide pricing today. So it is not really that different and it doesn’t change our ability to pass through content cost increases as needed.

Frank Louthan - Raymond James - Analyst

Great, thank you.

Randall Stephenson - AT&T Inc. - Chairman & CEO

And you had a question for John, Frank?

Operator

One moment please. Frank, please proceed with your next question.

Frank Louthan - Raymond James - Analyst

That was it. It was on the margins with that. So Mike covered it. Thank you.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Frank, I want to reinforce something Mike said and that is, on these pricing commitments that we made, these are designed to do something very specific and that is, as Mike’s team and my team went through and looked at the regulatory implications of this deal, there were a few areas we looked at that we thought might be concerns or areas of caution for regulators. And so we have tried to be very proactive in those areas where we identified these and try to get out in front of those and we have made what we think are some very unprecedented commitments to address concerns that the regulators might have with this particular transaction. So the standalone broadband, standalone TV pricing commitments for three years, net neutrality commitments, as well as a 50 million homes passed broadband build are really designed to ensure that when you look at this transaction in whole or in part that it is very consumer-friendly and it is very much in the public interest. And we feel pretty good that with the commitments we’ve made that it meets those tests.

Frank Louthan - Raymond James - Analyst

Great. Thanks for the color.

Operator

Simon Flannery, Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

Thanks very much. Good morning and I’m here with Ben Swinburne as well with a follow-up. John, can you drill down on the $1.6 billion synergy number? Just what are the big buckets of that and how does that flow through over time? And Ben?

Ben Swinburne - Morgan Stanley - Analyst

Yes, Mike, can you just update us on the status of the NFL contract? There is some language in the filings this morning around that deal. I am just curious if you are still optimistic it will close soon and is closing that agreement something you expect to happen before closing of this transaction?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Sure. John, do you want to go first?

John Stephens - AT&T Inc. - Senior EVP & CFO

Sure. Simon, good morning, good morning, Ben. Quite frankly, the cost synergies are what I would consider a conservative number. They are really cost — the synergies are cost-focused, not revenue-focused. I believe that there is upside opportunity to those numbers because of the great growth opportunities here. Simon, they are the standard kind of pricing and efficiency operations, operating separate development of set top boxes in a common format, operating a video system in a common format, operating a public company in a common format, working with all our vendors to get consistent pricing across all our platforms. That is the way it is built and it is built up in a very reasonable method as contracts renew and as they go over time. The real opportunity here though is to grow the business and quite frankly grow the business for our vendors as we expand our mobile and broadband footprints.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Mike?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Sure. Good morning, Ben. On the NFL, as you can imagine, both Randall and I have spoken to the Commissioner and to Robert Kraft who chairs the Broadcast Committee to convey our enthusiasm for why this transaction is great for the NFL and the future as well as great for us. I am still highly confident that we are going to get our deal done. We have been in active discussions with the NFL. I absolutely expected to be — those discussions to be consummated before the end of the year and that will obviously therefore be before the close. So nothing changes from my perspective. Our discussions have been very positive and constructive with the NFL. If anything, I think this unlocks further opportunities for the NFL and for us and we are very excited about the future together.

Ben Swinburne - Morgan Stanley - Analyst

Thanks a lot.

Simon Flannery - Morgan Stanley - Analyst

Thank you.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Simon, I want to reiterate something John commented on the synergies. John and I have both been involved in a lot of what I would call large-scale mergers and we invariably lay out for the street our anticipated synergies and of all the deals we have done, I would tell you I feel about as comfortable with the synergies in this model as any deal we have done. I think these are very achievable. As John pointed out, these are the cost synergies. We have really not incorporated anything for the revenue synergies, which I happen to believe are not inconsequential. So achievability here I feel about as comfortable as any of the large-scale deals we have done.

Michael White - DIRECTV, LLC - Chairman, President & CEO

And I would echo that. I mean we independently studied these kind of behind — as a seller and buyer with great care and great diligence, I can tell you and I am equally excited about delivering and frankly, I think we can exceed those synergies.

Simon Flannery - Morgan Stanley - Analyst

Okay, thanks for the color.

Operator

Kevin Smithen, Macquarie.

Kevin Smithen - Macqurie Research - Analyst

Thanks. I am here with my colleague Amy Yong as well. Can you give us some background on the recent negotiations? Who approached who and why now versus other times in the past that you may have talked? And Mike, did you run an auction process here or was AT&T the only interested party at this time?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Look, we know this market and this space very well, Kevin and frankly, Randall can comment on it. We have been talking off and on for years. Look, we have the assistance of a full team of advisors as well and evaluated the whole space. And from our perspective, this is a unique combination. AT&T brings so much to the party and I think we bring some things to the party as well. This was the greatest fit in the transaction that provides our shareholders I think with the greatest value opportunity when you take everything into consideration. Clearly, some things have evolved over the last year, I would say and even over this year, some of which, by the way, are around the technology evolution. So the ability to do that 50 million home rural broadband buildout with higher speeds than before is new news. The evolution of TV Everywhere and video over mobile with the 4G network is new and so in many ways, people have talked about us together for four years. But I have to tell you, I think actually it is the change in the trends in the industry, broadband being more important, technology change that enables higher speeds with broadband, competitive content costs being important if you want to have a great video business and video on mobile.

Randall Stephenson - AT&T Inc. - Chairman & CEO

I have really little to add to what Mike just said. We have been on and off having these conversations about the industry and would it make sense to put these two companies together, but the momentum of this really caught steam this year as all things Mike articulated began to come to fruition and this whole idea and this whole vision of delivering video on all screens. The more we kind of looked at this, evaluated it, are building these networks to accommodate it, the more we said, look, we need to be scaled in video. So if you believe you need to be scaled in video, then you say who is the best video player out there and we think we landed on the best video player in the United States. They have the best brand, they have — without a doubt, there is no argument. They have the best video customer base of anybody in this industry. They have we think the best content arrangements in this industry and then you layer this on top of we are getting very close to closing out our VIP build commitment and that was a multibillion dollar commitment to deploy 4G across our mobile network and a significant amount of fiber into our network to extend our broadband footprint.

And I will tell you we have overachieved in every one of these areas. The broadband performance, the broadband growth has been in excess of what we had modeled and what we presented to you in the street. Last quarter, our consumer home solutions business, which is our broadband business, grew 4% and so as you look at that broadband footprint, we got more conviction that if you could get your video product to a profitable level then you could take that VIP build and extend it out. And that is where the other 15 million lines come from.

Now you put a profitable video product best-in-class on top of our broadband build, go another 15 million broadband subscribers, and we have a really exciting growth opportunity here. So we are just viewing the consumer home solutions business very differently over the last year than we did literally just 12 months ago.

Kevin Smithen - Macqurie Research - Analyst

And just quickly on LatAm, Randall, how did Carlos Slim take the news when you told him? You have been partners for a long time and now you’re going to be direct competitors in Brazil, Mexico, Colombia and other markets. Are you worried that AMX will now enter the US with Sprint, TiMo or DISH as partners?

Randall Stephenson - AT&T Inc. - Chairman & CEO

Well, AMX is in the US today. They own TracPhone and they have developed a very large business in the US and so we’ve had the opportunity of competing against Carlos in a lot of areas. But, look, your question is a good question. This is a 22-year relationship and it is a 22-year relationship that has served both of our interests very, very well and we have together created a lot of value for our shareholders down there. We believe that we have together changed commerce and changed the welfare of those countries in Latin America by this deployment of broadband. America Movil has invested at a level that is in excess of anybody else in that region. I learned a lot from Carlos and so, obviously, Carlos and I have spoken and he is a very dear friend, but now he is going to be a competitor and we recognize that and off we go.

Operator

Amir Rozwadowski, Barclays.

Amir Rozwadowski - Barclays Capital - Analyst

Thank you very much. Randall, I was wondering — you have provided a little bit of color in terms of how you are thinking about the regulatory review process here. Any additional color can you provide with potential headwinds? Clearly, you have been proactive around potential areas of concerns. I wanted to see if you believe there are other concessions that may be required in order to get this deal through regulators? And then if I may, Mike, was your expectations around the regulatory framework for this transaction influential on how you thought about a combination with AT&T and maybe the best option for your shareholders versus other options that have been considered in the market over the last many years?

Randall Stephenson - AT&T Inc. - Chairman & CEO

So Amir, I will go first and Wayne Watts is here, our General Counsel and I will ask him to weigh in on this as well. But one of the things as Mike and I began talking about this transaction, it would not be a surprise to you that the first thing we had to evaluate was the achievability of this in the regulatory environment. And so we did both sides independently, did a lot of extensive analysis, evaluation of the regulatory implications of this and it was a deep dive. And what I would tell you is the more we peeled back the onion and the more we saw how DIRECTV went to market versus how AT&T went to market, the more confident we became that this does pass regulatory muster.

And as I pointed out earlier, Wayne Watts’ team and Mike’s — Larry’s team on Mike’s side did identify some areas that might be sensitivities for regulators. We think we have identified the big ones and we have tried to be proactive in addressing those, but I will tell you, as we got into this, this is what allowed us to catch momentum and to begin pushing this deal forward and consummating the deals. It is our belief and our conviction a deal can be designed in a way that is consumer-friendly and serves the public interests. Wayne, would you add anything before we turn it to Mike?

Wayne Watts - AT&T Inc. - Senior EVP & General Counsel

What I would like to just add to that, Amir, is a couple of things. One, you have heard many times from Mike and Randall already this morning about the complementary nature of the assets we have involved here and what this brings together is those two complementary assets will create new capabilities that, but for this transaction, simply aren’t going to exist out there other than with the cable companies who have their own capability. As we take those complementary assets and we combine them, we see all the benefits that have been described and we believe the regulators will look at this from that standpoint, the new competition that is being generated as a result of this transaction and that is the positive piece that we have from this that frankly wouldn’t exist in almost any other circumstance.

Also, you look at the fact we are not each other’s closest competitors by any stretch of the imagination. DIRECTV has a standalone video product, tremendous standalone video product, but they don’t have the bundling capabilities. Their primary competitor from that standpoint is not us. Our product is a bundle, it is limited geographically. Our primary competitor from that standpoint are the cable companies. So we have that complementarity that we have and we do not have that close competition. You put those two things together and we feel quite good about our prospects.

Michael White - DIRECTV, LLC - Chairman, President & CEO

I would just add, Amir, from my perspective a couple comments. First of all, as Randall said, we together really exhaustively analyzed this. Now we fully respect the regulatory process and are excited about going in and having an opportunity to tell our story to the regulators in Washington, but we feel like we have tried to anticipate where those sensitivities might be as Randall said. Certainly from the DIRECTV side, I think one consideration is regulatory in looking at options, but it wasn’t the only one. I mean certainly we both spent a lot of time trying to make sure we could get comfortable on the regulatory side. We had red teams, green teams, we had more work and analysis and modeling and economists than you can imagine to try and assess it.

But I would tell you the other thing that was running through my mind as we assess this opportunity was, yes, you can look at cost savings. To me, the real opportunity is growth. For us, this is a real unlock. It unlocks our ability to better serve rural areas when you think about the 15 million household buildout of rural areas. We have been salivating to be able to do one bill and one install experience for the customer and not have two different people show up on two different days, run it through one call center. This is an enormous growth opportunity I think for DIRECTV and I think that is one of the things that we could not have gotten with any other partner. This is an enormous unique opportunity in that sense.

Amir Rozwadowski - Barclays Capital - Analyst

Great, thank you very much for the incremental.

Operator

Jonathan Chaplin, New Street Research.

Jonathan Chaplin - New Street Research - Analyst

Thank you very much. Two quick ones, if I may. First, can you give us a sense for how many of the 15 million homes are inside of your current AT&T footprint and how many are outside? And then it’s 15 million locations, how many households does that translate into? And then earlier on, Randall, I think you said one of the key elements of the deal was your ability to use the content that DTV has in conjunction with your wireless infrastructure to deliver an over-the-top product. Can you just give us some context on to what extent DTV secured the rights to do that and what of those rights wouldn’t you have been able to get on a standalone basis? Thank you.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Yes, so, Jonathan, on the 15 million homes, they are going to way over-index to in region.

Michael White - DIRECTV, LLC - Chairman, President & CEO

And they are going to be — they are really going to —.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Out of region.

Michael White - DIRECTV, LLC - Chairman, President & CEO

Out of region.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Exactly.

Michael White - DIRECTV, LLC - Chairman, President & CEO

So Jonathan, they are going to over-index to out of region and they are going to over-index to rural. And quite frankly, there is going to be substantial, as was referred to earlier, substantial utilization of fixed wireless local loop. It has the technology to deliver that and so it provides a unique opportunity for the growth and bundling initiative specifically with a video delivery system product in those areas. So that’s that base case and then I will turn it over to Randall on the other question.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Yes, I am going to ask Mike to add to this after I respond to the content deals. As you know, as everybody knows, the ability to deliver content to mobile devices generally involves separate arrangements and so forth. I have little doubt that for us to offer the services in some of the ways we have discussed will require some additional discussions with the content folks, but I think when you are talking to the content folks as a company with 100 million wireless subscribers, a 70 million broadband footprint and 25 million video subscribers, I think they see us differently. I think there is money to be made from both sides, from their side as well as our side, to distributing this content in unique and different ways. And so I think we are going to have a lot of new models emerge as a result of putting these two companies together and that is what we are excited about.

Michael White - DIRECTV, LLC - Chairman, President & CEO

I think we both recognize that if you look at mobile, the future has got a lot of video in it, but to have that video exactly to your point, Jonathan, you have got to have the rights and you have got to have the rights at competitive cost and I can tell you those are two different points and they are both important. So historically, the rights have been all parsed up in terms of whether it is on a satellite platform or whether it is on a mobile or whether it is on a broadband over-the-top IP. And I think we certainly expect with our scale collectively and the good relationships that we have because this will be good for our programming partners that we are going to find opportunities that we can unlock at a more competitive content cost that will be leverageable across the mobile side than you otherwise could ever have gotten to.

Operator

James Ratcliffe, Buckingham Research.

James Ratcliffe - Buckingham Research Group - Analyst

Good morning. Thanks for taking the question. One for John and one for Mike if I could. First of all, John, in terms of the deal structure, can you talk about how you ended up with this mix of cash and stock because your cost of debt on an after-tax basis is lower than your dividend yield? So you are actually paying more cash out the door than you otherwise would if it were a higher cash deal. And secondly, Mike, can you talk about the breakup fees involved and the rationale for not having a reverse breakup fee in the event you can’t get regulatory approval? Thanks.

John Stephens - AT&T Inc. - Senior EVP & CFO

Thanks, James. This is John. Let me start off. First off, the way we look at it is that the total enterprise value in the transaction is $67 billion. That is taking into account the value of the equity and the value of the assumed debt. If you think about that $67 billion, we are doing it at about 50-50, if you will, equity $34 billion and $33 billion worth of cash and debt assumed. So that is how we look at the structuring. What that then leaves the combined entity with is a very strong balance sheet, a balance sheet that has a real opportunity to continue to hopefully maintain its A rating and stay very active on an efficient basis in the debt markets. But most importantly, it keeps us very competitive from a balance sheet perspective allowing us to participate in the spectrum auctions not only in 2014, but in 2015 and beyond and with that, we believe a real competitive advantage compared to the other participants. So that was the background of it.

I will tell you though that I don’t want it to be lost on folks that we have bought back about 780 million shares over the last two years and we have a remaining 420 million authorization that exists today that is not time-limited. So I would suggest to you, as prudent and as opportunity provides, we will have the opportunity to continue to evaluate our balance sheet and our debt and equity structure and continue to act as we have done in the past in a prudent manner. Mike?

Michael White - DIRECTV, LLC - Chairman, President & CEO

Yes, so on the question on the reverse breakup fee, look, we were very well-advised with outside bankers and counsel. We carefully reviewed the landscape and I have to say our Board got very comfortable, highly confident that given the robust and unprecedented commitments that are being made, the Board was fully confident this deal is going to get done and so we looked at it in that light.

James Ratcliffe - Buckingham Research Group - Analyst

Great, thank you.

Operator

Michael Bowen, Pacific Crest.

Michael Bowen - Pacific Crest Securities - Analyst

Thank you for taking the questions. The first question is I was wondering if you could give us a little bit of an idea if you might on AT&T Wireless Mobility with regard to the subscriber base of DIRECTV. What portion of those 20 million US subs might be customers already of AT&T Wireless Mobility? And then second question, just kind of broader brush, with regard to DIRECTV’s EBITDA margins and I’m sorry if I missed this, but I think I am correct that the EBITDA margins for the company are probably in the mid-20%s. You are obviously in the low 30%s over at AT&T. Can you talk about, under the umbrella of AT&T, what type of EBITDA margins would you expect the DIRECTV unit to be throwing off and how will you get there? Thanks.

John Stephens - AT&T Inc. - Senior EVP & CFO

Sure. What we have been focused on in our discussions is the $1.6 billion run rate of synergies and quite frankly, as we mentioned, we are very confident in those. We think those are very achievable and that is where we have been focusing. We have not given margin information. We will wait until we go through the normal merger integration planning and come out with guidance on that as we close the transaction.

But let me back up to that $1.6 billion run rate is a highly achievable number and it is really on a very reasonable cost-focused basis. So these growth opportunities that will really allow us to not only grow revenues, which is significant, but grow margins or grow profitability are what is important.

With regard to our AT&T Wireless overlap, as you might expect, we haven’t had the ability to combine and compare all that data yet. We are still going to continue to operate as two separate companies. What we have seen and what we believe will happen is once we get this fixed wireless local loop broadband capability out there, that that will provide an opportunity to really bundle the video product, the wireless product and the broadband product and that will be a real compelling customer argument or customer offering for an area that is underserved and quite frankly would not be served with this kind of quality without this combination.

Randall Stephenson - AT&T Inc. - Chairman & CEO

I have got to tell you, Ralph de la Vega, you hand him an underpenetrated customer base that’s part of the AT&T family and he gets really, really excited. And I made the comment earlier that one of the hidden gems of the AT&T merger that we did a few years ago, we bought a huge B2B customer list, a massive customer base from AT&T and for the last three or four years, we have been having unbelievable success penetrating that base with AT&T Mobility, particularly as we move up the LTE curve. And so we have done some rough estimations. We think we are underpenetrated in DIRECTV, but even if you assume we have a standard marketshare, a share in the DIRECTV base, that is a significant upside because we have demonstrated a core competency at taking a customer base as part of AT&T and penetrating it deeply with bundled services, particularly wireless. So we think that is a big upside that is not in any of the synergy numbers we have reported.

Michael Bowen - Pacific Crest Securities - Analyst

Okay, thank you. One last quick question. If I am not incorrect here, I think Verizon still has around 1.7 DIRECTV customers. If I am correct there, can you give us any thoughts on what happens with those customers if anything?

Randall Stephenson - AT&T Inc. - Chairman & CEO

It is well less than that. It is actually — it’s less than a million customers. We value our relationship with Verizon. I know AT&T also has commercial relationships with Verizon as well. So we expect to continue that relationship as we do our relationship with CenturyLink.

Michael Bowen - Pacific Crest Securities - Analyst

All right, thank you. Good luck.

Susan Johnson - AT&T Inc. - IR

Shannon, I am going to call for the last question here. Thank you.

Operator

Jason Bazinet, Citi.

Jason Bazinet - Citi - Analyst

Yes, I just had a question for Mr. Stephenson. On the U-verse part of your footprint where you are allocating some of the bandwidth to video and some to data, do you anticipate using DIRECTV as sort of a de facto video delivery mechanism to boost your data speeds or do you think you are going to run two video networks in perpetuity, if you will?

Randall Stephenson - AT&T Inc. - Chairman & CEO

We are kind of beyond that now, Jason. The bandwidth we are getting out into the marketplace is meeting all the needs of our customers and we think it will for the foreseeable future. I would tell you I think you are going to see over the next three or four years a broad array of video transmission medium. There is going to be using the satellite, which is obviously the most efficient media for transmitting video of any. You are going to see a significant amount of transmission over satellite, you are going to see as we deploy fiber to the home that video platform will be a fiber-based video platform. You are going to see it delivered wirelessly. I mentioned earlier you are going to see it delivered to the laptop and the car. So we are going to have just a number of medias by which we deploy and deliver video. And so I am not getting too hung up on what the transmission medium is. We are going to find the lowest cost, most efficient transmission medium for whatever screen the customers looking at and whatever architecture we have for that particular arrangement.

What you will see over time, and I don’t think this is a long time, but I think over a three, four-year period, you will see the experiences begin to kind of merge. So the user interfaces will all look and feel the same. The content will look and feel the same. The content arrangements over time should be the same. And so that will be the elegance and the beauty in terms of delivering this customer experience that we are talking about. I don’t see it displacing our fiber-fed video product in our U-verse footprint.

Jason Bazinet - Citi - Analyst

Thank you very much.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Thank you.

Susan Johnson - AT&T Inc. - IR

Thank you, Jason. And Shannon, we are now going to turn it over to Randall for our closing comments.

Randall Stephenson - AT&T Inc. - Chairman & CEO

Okay, thanks. I appreciate everybody joining the call and I hope you understand the merits of this and what drove these two companies to come together this way. We think this is very powerful. I will say it again. This is a unique combination. There is not another company that will have a nationwide mobile footprint, a nationwide video footprint, a broadband footprint as extensive as this one, 70 million homes passed and then this really great growth opportunity in Latin America that we are bringing into the fold. And we are convinced this is going to redefine the video entertainment industry.

It is a financially sound transaction. Both shareholders we believe are going to create or generate a lot of value from putting these two companies together and Mike and I are very excited and look forward to engaging with the regulators and begin the process and get this transaction consummated as soon as possible. So again, thank you for joining us and have a good day.

Operator

Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T teleconference. You may now disconnect.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.